Exhibit 99.1

ACTING IN CONCERT AGREEMENT

This Acting in Concert Agreement (the "Agreement") is executed on July 5, 2025 by the following parties:

a)	Mr. Zhanchang Xin, a natural person of Chinese nationality with ID Card No.: [ ] ("Party A");
b)	Party A's Holding Company: Ahanzhai Development Limited, a British Virgin Islands company ("Party A's Holding Company");
c)	Ms. Furong Cao, a natural person of Chinese nationality with ID Card No.: [ ], and a director of BGM Group Ltd ("Party B");
d)	Party B's Holding Company: LX Management Company Limited, a Hong Kong company ("Party B's Holding Company").

Each of the parties above is referred to herein individually as a "Party". Party A, Party A's Holding Company, Party B and Party B's Holding Company are referred to herein collectively as the "Parties."

WHEREAS:

1.	As at the date of this Agreement, Party A, directly and through Party A's Holding Company, holds 10,200,000 Class B Ordinary Shares of BGM Group Ltd (the "Company"), representing approximately 5.1% of outstanding ordinary shares and approximately 46.8% of aggregate voting power; Party B, through Party B's Holding Company, holds 9,800,000 Class B Ordinary Shares of the Company, representing approximately 4.9% of outstanding ordinary shares and approximately 44.9% of aggregate voting power.

2.	In order to maintain a stable shareholding structure and control of the Company, Party A and Party B intend to act in concert with each other on all matters that require the decisions of the shareholders and/or directors of the Company.

3.	The Company is incorporated under the laws of the Cayman Islands and its Class A ordinary shares are listed and traded on The Nasdaq Capital Market under the symbol "BGM".

THEREFORE, THE PARTIES AGREE UNANIMOUSLY TO THE FOLLOWING ARRANGEMENTS:

Article 1 - Acting in Concert Arrangements

1.1 During the effective period (the "Effective Period") commencing from the date that the Parties sign this Agreement (the "Commencing Date") until the Termination (as defined below), the Parties shall be deemed as actors in concert. Party B shall, and shall cause Party B's Holding Company to, act in concert with Party A and/or Party A's Holding Company in relation to all matters that require the decisions of the shareholders of the Company and/or the directors of the Board, including but not limited to all the matters stipulated in the memorandum and articles of association of the Company that need to be resolved at a shareholders' meeting and/or director meeting, specifically including:

a. nomination, appointment and removal of directors of the Company;

b. nomination, appointment and removal of the Chief Executive Officer of the Company;

c. approving or adjusting business plan or investment plan of the Company;

d. any amendment to the Memorandum and Articles of Association of the Company;

e. other material matters in relation to the operation or management of the Company.

Article 2 - Decision Making Process

2.1 For the purpose of Article 1 above, before the Parties act in concert, Party A and Party B shall consult and discuss the matters that require action in concert. Each of Party A and Party B agrees and confirms that:

(1) if Party A and Party B reach a unanimous agreement in relation to the matters that require consents, resolutions or voting by directors, both Party A and Party B shall vote in accordance to the unanimously agreed decision on such matters; if a unanimous decision cannot be reached, the both Party A and Party B shall vote against such matters; and

(2) if Party A's Holding Company and Party B's Holding Company reach a unanimous agreement in relation to the matters that require consents, resolutions or voting by shareholders, both Party A's Holding Company and Party B's Holding Company shall vote in accordance to the unanimously agreed decision on such matters; if a unanimous decision cannot be reached, then both Party A's Holding Company and Party B's Holding Company shall vote against such matters.

Article 3 - Representations, Warranties and Covenants

3.1 Each Party has the capacity and authority to enter into and perform this Agreement, which constitutes a legal, valid and binding obligation upon the Parties.

3.2 Neither Party shall enter into any agreement or contract with any third party that is identical or similar to the terms of this Agreement without the prior written consent of the other Party.

3.3 Each Party shall keep confidential any documents, materials, trade secrets, or other confidential information of the other Party obtained as a result of acting in concert.

3.4 The obligations undertaken herein are lawful and do not conflict with any other contractual obligations or violate any law.

Article 4 - Effectiveness and Duration

4.1 This Agreement shall come into force from the Commencing Date and shall remain effective until terminated by written agreement of the Parties (the "Termination").

4.2 All provisions relating to acting in concert are irrevocable during the Effective Period, and neither Party may rescind this Agreement or enter into any arrangement or agreement regarding concerted action with any third party without the prior written consent of the other Party.

Article 5 - Liability for Breach

5.1 Each Party shall strictly observe its obligations under this Agreement and act in concert as agreed. Any failure or partial failure to perform this Agreement shall constitute a material breach.

5.2 In the event of a breach of this Agreement by any Party (the "Breaching Party"), the non-breaching Party (the "Non-Breaching Party") shall be entitled to:

(a) seek specific performance and injunctive relief to compel compliance with the terms of this Agreement, without the requirement to post bond or other security; and

(b) claim damages for all direct and indirect losses, costs and expenses (including but not limited to legal fees and costs) suffered as a result of such breach.

5.3 The Breaching Party shall indemnify and hold harmless the Non-Breaching Party from and against any and all claims, demands, actions, suits, liabilities, losses, damages, costs and expenses (including reasonable legal fees) arising from or relating to such breach.

Article 6 - Governing Law and Dispute Resolution

6.1 This Agreement shall be governed by the laws of Hong Kong without giving effect to the conflicts of law principles thereof.

6.2 Any dispute arising from or in connection with the performance of this Agreement shall be resolved through friendly consultation. Failing such consultation, either Party may submit the dispute to the Hong Kong International Arbitration Centre ("HKIAC") for arbitration in accordance with the Administered Arbitration Rules of HKIAC then in effect. The language of the arbitration shall be English.

Article 7 - Amendment and Miscellaneous

7.1 Any amendment or termination of this Agreement shall be effected only by a written agreement signed by both Parties.

7.2 This Agreement constitutes the full and entire understanding and agreement among the Parties with regard to the subjects hereof and supersedes all other agreements between or among any of the Parties with respect to the subject matter hereof. After the execution and delivery of this Agreement, to the extent that there is any conflict between this Agreement and any provision of any other agreement, arrangement or understanding, the terms and conditions of this Agreement shall prevail.

7.3 If any provision of this Agreement is found to be invalid or unenforceable, such provision shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the Parties.

7.4 This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.5 This Agreement is executed in triplicate; each Party holds one copy, and the Company retains one copy. All copies have equal legal effect.

[Signature page to follow]

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first written above.

/s/ Zhanchang Xin
ZHANCHANG XIN

/s/ Furong Cao
FURONG CAO

/s/ Zhanchang Xin
Zhanchang Xin for and on behalf of AHANZHAI DEVELOPMENT LIMITED

/s/ Furong Cao
Furong Cao for and on behalf of LX MANAGEMENT COMPANY LIMITED